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SI 09059249 COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 50796

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

NORDIC PARTNERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

488 MADISON AVENUE, 17TH FLOOR
(No. And Street)

NEW YORK,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MS. ANTONELLA SPAVENTA (212) 829-4298
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section

MAR 02 2009

Washington, DC
111

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTONELLA SPAVENTA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORDIC PARTNERS, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR & CCO

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows..
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORDIC PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Nordic Partners, Inc.:

We have audited the accompanying statement of financial condition of Nordic Partners, Inc. (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nordic Partners, Inc., as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 2, 2009

NORDIC PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 4,594,820
Fail to deliver	478,511
Accounts receivable – customer	729,978
Due from brokers	192,878
Commissions receivable	12,500
Receivable from affiliates	336,555
Furniture, equipment and improvements, (net of accumulated depreciation and amortization of $538,504)	197,127
Deferred taxes	2,201,781
Security deposits	948,283
Other assets	437,881
TOTAL ASSETS	$ 10,130,314

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Fail to receive	$ 729,978
Accounts payable- customer	478,511
Accounts payable and other liabilities	3,560,263
TOTAL LIABILITIES	4,768,752
Liabilities subordinated to claims of general creditors	3,918,000
Stockholders equity:	
Common stock, par value $1 per share; 500,000 shares authorized; 360,000 shares issued and outstanding	360,000
Additional paid in capital	2,044,054
Accumulated deficit	(960,492)
TOTAL STOCKHOLDERS' EQUITY	1,443,562
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,130,314

The accompanying notes are an integral part of this financial statement.

NOTE 1 BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Nordic Partners, Inc. (the "Company") was incorporated in October 1997 and registered with the Financial Industry Regulatory Authority, Inc. (the "FINRA") in November 1998. The Company operates as a broker/dealer registered under the rules and regulations administered by the Securities and Exchange Commission (the "SEC"). Certain of the Company's activities involve the introduction of transactions on a fully-disclosed basis with a clearing broker on behalf of customers.

The Company has agreements with broker-dealers (the "clearing brokers") to clear transactions, carry customers' account on a fully-disclosed basis and performs record keeping functions and, consequently, operates under the k(2)(ii) exemptive provisions of SEC Rule 15c3-3.

The stockholders of the Company are Evli Bank Plc and E. Ohman J: or Fondkomission AB (the "Stockholders") and Pareto Securities ASA, each owning one third of the Company's common stock.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Fee income

Fee income consists of consulting services and private placement fee income. Fee income and expenses are recorded on the accrual basis of accounting.

Furniture, equipment and improvements

Furniture, equipment and improvements is stated at cost. Depreciation is provided on a straight-line basis over estimated useful lives of three to fifteen years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the term of the lease.

NOTE 1 BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income taxes

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period in deferred tax assets and liabilities.

Fair Value Measurement - Definition and Hierarchy

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

NOTE 1 BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

NOTE 1 BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation Techniques - Equity Securities

The Company values investments in equity securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

The Company's policy is to value equities traded "over-the-counter" ("OTC") for which no sale was reported on the measurement date, at their last reported "bid" price if held long, and last reported "ask" price if sold short. The Company's policy is to value equities traded "over-the-counter" ("OTC") for which no sale was reported on the measurement date, within their last reported "bid-ask" range.

NOTE 2 RELATED PARTY TRANSACTIONS

The Company enters into transactions with its Stockholders in the normal course of business. Included in the financial statements are the following transactions with the Stockholders as of and for the year ended December 31, 2008:

Subordinated loans (Note 5)	$ 3,918,000
Commissions	13,567,198
Clearing and settlement fees	8,514,600
Interest expense	195,900

The Company bears foreign currency risk on fee income derived from the stockholders. Gains or losses resulting from foreign currency transactions are included in operations.

NOTE 3 401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan"), with a 100% employer match, covering all eligible employees, as defined. The Company's contribution to the Plan amounted to $91,700 for the year ended December 31, 2008.

NOTE 4 LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2008, the Company has subordinated loans with its Stockholders as follows:

Amount	Interest Rate	Date of Subordination Agreement	Date Due
$ 850,000	5%	November 24, 1998	December 31, 2010
850,000	5%	November 24, 1998	December 31, 2010
850,000	5%	December 31, 1998	December 31, 2010
800,000	5%	April 9, 2003	December 31, 2012
568,000	5%	October 26, 2004	December 31, 2010
$ 3,918,000			

Borrowings under the loans became subject to subordination agreements (as stated above) that were approved by the FINRA and, as a result, are available in computing net capital under the SEC's Uniform Net Capital Rule (see Note 5). Accordingly, the loans may be repaid only if, after giving effect to such repayments, the Company continues to meet such net capital requirement.

NOTE 5 NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 5% of aggregate debit items arising from customer transactions. At December 31, 2008, the Company has net capital of $1,227,435, which was $977,435 in excess of its required net capital of $250,000.

NOTE 6 LEASE COMMITMENTS

The Company is leasing the premises in which it conducts its operations under an operating lease agreement that expires in September 2011.

Minimum future lease payments under the non-cancelable operating lease in years subsequent to December 31, 2008 are as follows:

Year Ending December 31,	Amount
2009	$ 158,363
2010	162,718
2011	167,193
Total	$ 488,274

Rent expense under the operating lease totaled $155,185 for the year ended December 31, 2008.

Subsequent to year end the Company plans to enter into a lease agreement. The lease will commence once their new space is available for occupancy.

NOTE 7 FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities activities involve the execution, clearance and settlement of various transactions with its clearing brokers (the principal clearing brokers are the stockholders). These securities activities are transacted on a delivery or receipt versus payment basis and the Company reports such transactions on a trade date basis. The Company is exposed to risk of loss on these securities transactions in the event the counter-party fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counter-party's obligations. All transactions that were carried out before December 31, 2008 pending settlement subsequently settled at transacted amounts.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.